

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

<u>Via Email</u>
Jeffrey Legault
Goodwin Procter LLP
620 Eight Avenue
New York, New York 10018

>   **Re: Platinum Energy Resources, Inc.**
>   **Schedule TO-T/13E-3 (Amendment No. 2) filed by Syd Ghermezian,**
>   **Pacific International Holdings LLC and KD Resources LLC**
>   **Filed on June 24, 2011**
>   **File No. 5-81107**

Dear Mr. Legault:

We have reviewed your revised filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we are likely to have additional comments. Please allow adequate time for staff review and further comments. All terms have the same meaning as in your filing, unless otherwise noted.

<u>Schedule TO-T/13E-3/A</u>

1.   We note that you have added KD Resources LLC as a filer on the Schedule TO-T/13E-3. Each filer must independently satisfy the disclosure, timing and other elements of each Schedule and all applicable provisions of Regulation 14D and Rule 13e-3. Please revise to provide all required disclosure as to that entity, including as to its control persons.

2.   See our last comment above. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules

require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Please provide the following acknowledgements with respect to KD Resources LLC:

· KD Resources is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· KD Resources may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our comments, or, if you require further assistance, you may call me at (202) 551-3263.

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions